                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                                 ROMTECH, INC.
                ______________________________________________
                               (Name of Issuer)

                                 COMMON STOCK
                ______________________________________________
                        (Title of Class of Securities)

                                  775810 10 4
                          __________________________
                                (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                               Page 1 of 5 pages

CUSIP No.  775810 10 4                 13G                   Page 2 of 5 pages
           ___________                                            __   __
______________________________________________________________________________

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Joseph A. Falsetti
______________________________________________________________________________
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [   ]
                                                             (b) [ X ]
______________________________________________________________________________
3.  SEC USE ONLY

______________________________________________________________________________
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
______________________________________________________________________________
                   5.  SOLE VOTING POWER

                       562,500
                   ___________________________________________________________
 NUMBER OF         6.  SHARED VOTING POWER
   SHARES
BENEFICIALLY           17,500
  OWNED BY         ___________________________________________________________
    EACH           7.  SOLE DISPOSITIVE POWER
 REPORTING
   PERSON              562,500
    WITH           ___________________________________________________________
                   8.  SHARED DISPOSITIVE POWER

                       17,500
______________________________________________________________________________
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    580,000
______________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     [   ]
______________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.3%
______________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     IN
______________________________________________________________________________

CUSIP No.  775810 10 4                 13G                   Page 3 of 5 pages
           ___________                                            __   __
______________________________________________________________________________

Item 1(a) Name of Issuer
          ______________

          RomTech, Inc.


Item 1(b) Address of Issuer's Principal Executive Offices
          _______________________________________________

          RomTech, Inc.
          2000 Cabot Boulevard, Suite 110
          Langhorne, PA 19047


Item 2(a) Name of Person Filing
          _____________________

          Joseph A. Falsetti


Item 2(b) Address of Principal Business Office, or, if none, Residence
          ____________________________________________________________

          RomTech, Inc.
          2000 Cabot Boulevard, Suite 110
          Langhorne, PA 19047


Item 2(c) Citizenship
          ___________

          United States


Item 2(d) Title of Class of Securities
          ____________________________

          Common Stock, without par value


Item 2(e) CUSIP Number
          ___________

          775810 10 4


Item 3    Not Applicable

CUSIP No.  775810 10 4                 13G                   Page 4 of 5 pages
           ___________                                            __   __
______________________________________________________________________________

Item 4    Ownership
          _________

         (a) and (b) Joseph A. Falsetti beneficially owned an aggregate of 580,000 shares of the issuer's common stock, or approximately 6.3% of the shares outstanding as of December 31, 1997, of which 75,000 shares were issuable upon exercise of employee stock options.

         (c) Joseph A. Falsetti has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 562,500 shares of the issuer's common stock, of which 57,500 shares are issuable upon exercise of stock options. Mr. Falsetti has shared power to vote or to direct the vote and/or shared power to dispose or to direct the disposition of 17,500 shares of the issuer's common stock, all of which are issuable upon exercise of stock options owned by Mr. Falsetti's spouse.


Item 5    Ownership of Five Percent or Less of a Class
          ____________________________________________

          Not applicable


Item 6    Ownership of More than Five Percent on Behalf of Another Person
          _______________________________________________________________

          Not applicable


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
          ___________________________________________________________________

          Not Applicable


Item 8    Identification and Classification of Members of the Group
          _________________________________________________________

          Not Applicable


Item 9    Notice of Dissolution of Group
          ______________________________

          Not Applicable


Item 10   Certification
          _____________

          Not Applicable

CUSIP No.  775810 10 4                 13G                   Page 5 of 5 pages
           ___________                                            __   __
______________________________________________________________________________

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 17, 1998
__________________________________
Date

/s/Joseph A. Falsetti
__________________________________
Signature


Joseph A. Falsetti
__________________________________
Name/Title